As filed with the Securities and Exchange Commission on December 30, 2003

                                                             File No. 333-106955
                                                                      ----------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   FORM SB-1/A (Alternative 2) Amendment No. 4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            HERITAGE MANAGEMENT, INC.
             (Exact name of registrant as specified in its charter)


        Nevada                            7389                  75-2877108
------------------------------   -------------------------   ------------------
(State or jurisdiction of        (Primary Industrial         I.R.S. Employer
 incorporation or organization)   Classification Code No.)    Identification No.

      1529 E. Interstate 30, Suite 104, Garland, Texas 75243 (972) 303-0907
     -----------------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                 E. Lee Murdock
      1529 E. Interstate 30, Suite 104, Garland, Texas 75243 (972) 303-0907
     -----------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code of agent for service)

             Copies to:             Lamberth & Stewart, PLLC
             ---------
                                        Attorneys at Law
                             2840 Lincoln Plaza, 500 N. Akard Street
                                     Dallas, Texas 75201
                                         (214) 740-4270


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------
Title of Each           Amount       Proposed Maximum        Proposed            Amount of
Class of Securities     To be        Offering Price      Maximum Aggregate     Registration
to be Registered      Registered       Per Share (1)      Offering Price (1)       Fee
--------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                  240,000           $0.25              $  60,000            $ 17
Maximum                2,000,000           $0.25              $ 500,000            $139

--------------------------------------------------------------------------------------------
Total maximum          2,000,000           $0.25              $ 500,000            $269 (2)


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                         INITIAL PUBLIC OFFERING
                                                               PROSPECTUS
                            HERITAGE MANAGEMENT, INC.

                Minimum of 240,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share



         We are making a best efforts offering to sell common stock in our company. We provide a full service residential mortgage brokering service. The common stock will be sold by our sole officer and director, E. Lee Murdock. The offering price was determined arbitrarily and we will raise a minimum of $60,000 and a maximum of $500,000. The funds will be held by the Company, uncashed until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on June 30, 2004 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.

The Offering:
                               240,000 shares             2,000,000 shares
                               Minimum offering           Maximum offering
                            ----------------------     ----------------------
                            Per Share      Amount      Per Share       Amount
                            ---------     --------     ---------      -------

Public Offering Price        $0.25        $ 60,000      $0.25        $500,000


Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to$0.07 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.02 per share.

There is currently no market for our shares and no market may ever develop for our shares.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------



                   This Prospectus is dated December 30, 2003

                               PROSPECTUS SUMMARY


OUR COMPANY

         We were incorporated on June 12, 2000 in the State of Nevada as Fresh.air.com, Inc. in order to sell over the internet products that related to keeping the air in one's home or business fresh and clean and products use by individuals that were germ/allergy free . When the internet market took a steep downhill tumble, Mr. Murdock decided change his focus to the mortgage industry and changed the name of his corporation from Fresh Air.com, Inc. to Heritage Management, Inc. We incorporated Heritage Funding Corporation as a wholly owned subsidiary in the State of Texas on June 7, 2001. We are engaged in the brokering and processing of residential mortgage loans. This process requires us to find a person who needs a residential mortgage loan, accumulate and process their data, and broker their loan to a mortgage investor who will fund the loan; this process is referred to as originating a loan. To date we have processed over $20,000,000 of loans, representing approximately 150 loans, which has generated gross income to us in excess of $200,000. Our net income was $2,695 and $416 for the twelve months ended December 31, 2002 and 2001 respectively.


THE OFFERING

Our sole officer and director will be selling the offering

                                                         Minimum      Maximum
                                                        ---------     ---------
Common shares offered                                     240,000     2,000,000
Common shares outstanding before this offering          3,350,000     3,350,000
                                                        ---------     ---------
Total shares outstanding after this offering            3,590,000     5,350,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.



USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital

For more detail on these planned expenditures, see the section "Plan of Operations" on page 19.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.


                                                Audited               Unaudited
       Balance Sheet:                       December 31, 2002      Sept 30, 2003
       --------------------              --------------------      -------------
       Working Capital                            $11,121              $14,582
       Total Assets                               $54,248              $95,740
       Total Liabilities                          $14,316              $32,768
       Stockholders' Equity                       $39,932              $62,972

                                           Twelve months            Nine months
       Statement of Operations:          Ended Dec 31, 2002        Sept 30, 2003
       ------------------------          ------------------        -------------
       Revenue                                    $219,163             $167,685
       Operating Expense                          $217,063             $138,476
       Other income (expense)                     $    605             $    (73)
       Provision for income taxes                 $    -0-             $  (6095)

       Net Income                                 $  2,695             $ 23,041


Income per share: Basic & diluted                 $ 0.00               $ 0.01

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF TEXAS ON JUNE 12, 2000,
WITH  LIMITED  ACTIVITY  AND  NEGLIGIBLE   INCOME  THAT  MAY  CONTINUE  FOR  THE
FORESEEABLE FUTURE.

We have not achieved profitability to the extent where there is sufficient profit to finance our planned growth and expect to have minimal income or incur net losses for the foreseeable future. Our net income was $2,694 and $84 for the twelve months ended December 31, 2002 and 2001 respectively. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues over and above our current revenue to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 83.56% (or 56.07% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales of around $500,000 per year while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

WE ARE DEPENDENT ON MORTGAGE LENDER RELATIONSHIPS TO APPROVE OUR BORROWERS AND IF WE LOSE THESE RELATIONSHIPS WITHOUT REPLACING THEM, OUR BUSINESS COULD DECLINE AND CAUSE YOUR INVESTMENT TO BECOME WORTHLESS.

We are dependent on twenty mortgage lender relationships to funds on mortgage loans since we act as a broker. These lenders are under no obligation to continue their relationships with us or make a loan to any potential borrower we present to them. Our reliance on this group of lenders makes our origination volume more susceptible to changes in the rates, services and products such lenders offer. The loss of our relationship with any of these lenders, or the failure of these lenders to offer competitive terms, could have a material adverse impact on our ability to attract borrowers and close loans which could cause the value of your investment to decline or become worthless.

IF THERE ARE INTERRUPTIONS OR DELAYS IN OBTAINING APPRAISAL, CREDIT REPORTING, TITLE SEARCHING AND OTHER UNDERWRITING SERVICES FROM THIRD PARTIES, WE MAY EXPERIENCE CUSTOMER DISSATISFACTION AND DIFFICULTIES CLOSING LOANS WHICH WOULD AFFECT OUR REVENUE AND THE VALUE OF YOUR INVESTMENT WOULD DECLINE OR BECOME WORTHLESS.

We rely on other companies to perform certain aspects of the loan underwriting process, including appraisals, credit reporting and title searches. If the provision of these ancillary services were interrupted or delayed, it could cause delays in processing and closing loans for our customers. The value of the service we offer and the ultimate success of our business are dependent on our ability to secure the timely provision of these ancillary services by the third parties with whom we have these relationships. If we are unsuccessful in securing the timely delivery of these ancillary services we will likely experience customer dissatisfaction and our revenue would suffer causing the value of your investment to decline or to become worthless.

IF INTEREST RATES RISE, DEMAND FOR MORTGAGES GENERALLY DECLINES WHICH IN TURN AFFECTS OUR REVENUE ADVERSELY AND WILL CAUSE YOUR INVESTMENT TO DECLINE IN VALUE.

The residential mortgage business depends upon the overall levels of sales and refinancing of residential real estate as well as on mortgage loan interest rates. An increase in interest rates, which is outside our control, could have a material adverse impact on our business. Rising interest rates discourage refinancing activities and generally reduce the number of home sales that occur.

that occur. If interest rates should rise, our revenue could be adversely affected and the value of your investment will decline.

SOME OF THE MORTGAGE INVESTORS WE BROKER OUR CUSTOMERS LOANS WITH, COMPETE DIRECTLY WITH US FOR MORTGAGE ORIGINATIONS.

When we broker a mortgage loan, we will find a mortgage investor or institution who has parameters that the loans we process fall into. Some of these institutions have retail or wholesale operations that compete directly with us for residential mortgage originations. These institutions generally are much larger and have greater capital resources than we do and the loss of their activity in the loan market could adversely affect us by making it harder for us to find mortgage investors to broker loans for. If that should happen, our revenue could be reduced and the value of your investment could decline or become worthless.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of September 30, 2003 was $62,972 or $0.02 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of September 30, 2003 would be approximately $106,203 or $0.03 per share, if the minimum is sold, and $529,203 or $0.10 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
o if the minimum of 240,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.03 per share and an immediate increase in book value of $0.22 per common share to our current stockholders.
o if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.10 per share and an immediate increase in book value of $0.15 per common share to our current stockholders.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                             Minimum     Maximum
Assumed initial public offering price                         $0.25       $0.25

Book value as of September 30, 2003                           $0.02       $0.02
Projected book value after this offering                      $0.03       $0.10
Increase attributable to new stockholders:                    $0.01       $0.08

Projected book value
    as of September 30, 2003 after this offering              $0.03       $0.10
Decrease to new stockholders                                 ($0.22)     ($0.15)
Percentage dilution to new stockholders                        88 %        60 %


         The following table summarizes and shows on a projected basis as of September 30, 2003, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


MINIMUM OFFERING
----------------
                      Number             Percent                       Average
                     of shares          of shares        Amount        price per
                       owned              owned            paid          share
--------------------------------------------------------------------------------
Current
shareholders         3,350,000            93.3          $  50,000      $ 0.015

New investors          240,000             6.7          $  60,000      $ 0.25
                    ------------------------------------------------------------

Total                3,590,000           100.0          $ 110,000

MAXIMUM OFFERING
----------------
                      Number             Percent                       Average
                     of shares          of shares        Amount        price per
                       owned              owned           paid          share
--------------------------------------------------------------------------------
Current
shareholders         3,350,000            62.6          $  50,000      $ 0.015

New investors        2,000,000            37.4          $ 500,000      $ 0.25
                    ------------------------------------------------------------

Total                5,350,000           100.0          $ 550,000


                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, E. Lee Murdock. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Murdock, or introduced to Mr. Murdock and personally contacted by him or referred to him. We have no preliminary agreements or understandings with any person or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Murdock will be selling the common stock in this offering relying on the safe harbor from broker registration under the Securities Act of 1934. Mr. Murdock qualifies under this safe harbor because Mr. Murdock (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and (d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment.

         The Company is filing its registration statement in the State of Nevada and is filing under Nevada Revised Statutes 90-480 - Registration by Coordination. The effective date in Nevada will be the same as the effective date with the U.S. Securities & Exchange Commission. The other states we sell in will be under an exemption for limited offering where we will limit our sales in those states to the minimum number of investors to receive such exemption. Mr. Wells will be contacting friends, relatives and business acquaintances in Nevada, Texas, Illinois, Ohio, Florida, Alabama, California, Maryland, New York,

Colorado and Canada.

         The money we raise in this offering before the minimum amount is sold will be held by the Company, uncashed, until the minimum amount is raised. At such time as the minimum amount is raised, all funds will be refunded immediately, without interest, if the minimum amount is not sold by June 30, 2004.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.

                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                       $60,000          $500,000
                                                       minimum          maximum
--------------------------------------------------------------------------------
Legal, accounting & printing expenses                    9,500            26,500
Other offering expenses                                  7,269             7,269
Net proceeds to company                                 43,231           466,231
                                                      --------         ---------
Total                                                 $ 60,000         $ 500,000

The following describes each of the expense categories:
o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:



                                                       $60,000          $500,000
                                                       minimum          maximum
--------------------------------------------------------------------------------
Development of website                                $ 10,000         $  50,000
Office equipment                                         4,000            46,000
Internet security                                          -0-            27,000
Salaries for salespersons and support staff             18,000           293,000
Expenses in adding new products/services                 5,000            30,000
General corporate overhead                               6,231            20,231
                                                      --------         ---------
Proceeds to company                                   $ 43,231         $ 466,231

Following is a discussion of each anticipated/proposed expense identified above:

o Development of website: If the minimum amount is raised in the offering, we will spend $10,000 to establish a web site to accept on-line loan applications. We will purchase a program generic to the mortgage loan industry for this purpose and typically cost less than the amount we have allocated. Initially this web site will be basic in functionality but will be enhanced once cash flows become adequate to fund further development or if the maximum amount in the offering is raised.
o Office equipment, although needful, will be scrutinized based on functional need and business application. Obviously, the more money we have the more flexibility we will have in purchasing office equipment.
o Internet security is needful and demanded by consumers. Such security relates to confidentiality with respect to credit information, securing credit card transactions, and maintaining absolute privacy in the mortgage application process.

o Salaries: Provide commission draws for commission based sales personnel. The draws will only extend for the first three months of a sales person's hiring at which time they will be required to support themselves through commission earnings. Each salesperson will be allowed to draw $2,000 per month for three months at which time their draw will expire and they will be on a commission only basis. The amount raised in this offering will determine how many sales people we can take on. The minimum offering should allow us to hire three additional salespersons, at a draw rate of $2,000 per month each. We currently have two salespersons. The funds we have allocated in maximum offering will enable us to hire forty nine (49) additional salespersons. Since that is significantly more than we now have, we will also have Sales Team Leaders that will supervise ten to fifteen salespersons who will lead them through the total loan process, from origination, through processing, and closing of the loans

         Additionally, money raised in this offering will be allocated to salaries for four to six support staff positions. These positions will only be established if the maximum amount of the offering is raised.

o Create strategic alliances with home builders and realtors. Networking and referrals are one way we will work to generate business which will include joining builder and realtor industry groups, associations and, if the maximum offering is raised, to participate in builder and realtor trade shows. Many marketing ideas can be used to get builder and realtor business such as a "Quickie Desk" which will be a person whose primary responsibility will be to give quick answers on qualification, approvals and schedule quick loan closings for our preferred customers, of which builders and realtors belong. These services would be funded out of the funds allocated to 'developing new products/ services' which we have allocated $5,000 of the minimum offering proceeds for this type of activity and $30,000 if the maximum is raised.

o        New products and services will be added proportionate to our cash flow.
o        General   corporate   overhead  relates  to  rent  and  lease  expense,
         utilities, and basic facility needs.

Our President, Mr. Murdock, will not be compensated with funds out of the proceeds of this offering. We will compensate Mr. Murdock after the company has reached profitability by paying him a salary of $2,500 per month and five percent (5%) of the profits, therefore his compensation will be based on performance and profitability of the Company.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada June 12, 2000 under the name of Fresh Air.com, Inc. and subsequently changed our name to Heritage Management, Inc. Our founder, E. Lee Murdock is our sole director, officer and employee and holds 3,000,000 shares of common stock which we issued to him for $12,500, composed of $250 cash and $12,250 of his services. Mr. Murdock has two years experience in managing mortgage operations and twenty years experience in managing personnel.

We are an independent mortgage banking company that is in the business of soliciting, processing and brokering the funding for residential mortgage loans. We have five salesmen who work for us on a subcontract basis who will solicit mortgage loan applications through personal contact with realtors, real estate marketing entities and other organizations they may belong to. Once the loan is solicited and an application received, we will process the loan. Processing the loan entails gathering all the necessary paperwork in order to submit the loan package (one loan) to an investor/underwiter for funding approval. Once the loan is approved, the applicant (home buyer) is notified and a closing date is set. This whole process is sometimes referred to as 'originating' a loan.

These business practices are detailed as follows:

Soliciting loans - we solicit residential mortgage loans through a referral network we have established with local real estate agents, and through any other method of marketing we may be able to generate loan applications, such as membership in professional organizations or other clubs where contacts can be made. Through these relationships, real estate agents or others will refer a home buyer to us at which time we will process and submit the loan to a funder for approval. Up to this point in time, all loans are through this referral network.

Processing loans - Our primary goal in this process is to accumulate all the information from the borrower that will make the underwriting decision by the funder as smooth and easy as possible. This includes accumulating credit scores, income and stability of income, liquid assets and net worth and the value and the condition of the property securing the loan. Whenever possible, we use "artificial intelligence" underwriting systems to determine whether a particular loan meets a funder's standards and expectations. Once all this information is accumulated, the loan will be submitted for approval.

Brokering loans - We have twenty (20) private investors that fund the loans we process. These investors are mostly institutions that are in the business of funding and/or buying loans. These investors advertise at mortgage banking conventions and in trade magazines, which is where we learned about and contacted them, and are available to any mortgage broker or mortgage company that qualifies with them. We currently believe we have sufficient investor sources to accommodate current and projected loan volume. Consequently, we do not retain any credit or interest rate or portfolio risk. We charge a fee which the home buyer pays at closing; these fees represent our revenue.

We offer a broad and competitive range of residential mortgage products that seek to meet the needs of all borrowers, both high and low credit-quality, through a variety of loan products. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA- insured and VA-guaranteed loans, alternate "A" loans, non-prime loans, home equity and second mortgage loans. Our network of loan buyers allows us to identify a loan buyer who will purchase loans with specific features and to select a buyer who will accept the lowest yield for loans with those features. As a result, we are able to offer a wide range of products we believe are well priced and that have many different features to suit a customer's needs.

We place particular emphasis on marketing our loan products to home buyers but despite our emphasis on the home buyer market, we are able to benefit from expansions in refinancing activity. Currently, we concentrate our marketing, advertising and personnel resources on the home buyer mortgage market and are employing standard mortgage industry technology to increase our operating efficiency and mortgage closure rate. This technology is sold at mortgage bankers conventions, is standard to the mortgage industry and is available to all mortgage companies.

Method of distribution of products and services.

We currently have five salespersons working for us on a subcontract basis. In order to provide for their living while they develop business, we provide them with a draw for three months and then they are paid on a straight commission basis. When a salesperson starts with us, it usually takes sixty to ninety days before they will start receiving commission based on business they ahve generated because that is how long it usually takes for the loan process to go from the time of application to the time of funding. When the loan is closed or funded, is when we get paid our fees for the loan origination and processing. When we raise funds in this offering, we will be able to increase the number of salespersons out soliciting business for us and thereby grow our company. We have paid commission to salespersons for loans closed as is reflected in our financials statements included in this registration statement.

The proceeds from this offering will allow us to do the following:
* Place more emphasis on marketing to generate additional business while further streamlining our operations by purchasing software specific to the mortgage processing industry. The purchase of the software will allow us to handle the additional sales through increased efficiency, without much increased infrastructure.
* Allow us to develop a website that will be almost fully automated for home buyers or refinancing with a high credit rating. This website will allow us to process loans for high credit borrowers with a minimal increase in overhead, therefore allowing us to use our current infrastructure to process the loans for all other borrowers which take more time and from which we also make more revenue.

Principal Products or Services and Their Markets.

We offer a broad and competitive range of mortgage products that seek to meet the mortgage needs of all types of borrowers. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA-insured and VA-guaranteed loans, alternate "A" loans, non-prime loans, home equity and second mortgage loans.

Conforming and Government-Insured Fixed Rate Loans. These mortgage loans conform to the underwriting standards established by Fannie Mae or Freddie Mac and may qualify for insurance from the FHA or a guarantee from the VA. We have been designated by the U.S. Department of Housing and Urban Development (HUD) as a direct endorser of loans insured by the FHA and as an automatic endorser of loans partially guaranteed by the VA, allowing us to offer so-called FHA or VA mortgages to qualified borrowers. FHA and VA mortgages must be underwritten within specific governmental guidelines, which include standards for borrowers' income, assets, credit worthiness, property value and property condition.

Adjustable Rate Mortgages (ARM). The ARM's defining feature is a variable interest rate that fluctuates over the life of the loan, usually 30 years.
Interest rate fluctuations are based on an index that is related to Treasury bill rates, regional or national average cost of funds of savings and loan associations, or another widely published rate, such as LIBOR. LIBOR is the base interest rate paid on deposits between banks in the Eurodollar market. A Eurodollar is a dollar deposited in a bank in a country where the currency is not a dollar. The Eurodollar market has been around for over 40 years and is a major component of the International financial market. The LIBOR rate is quoted in the Wall Street Journal daily.

Jumbo Loans. Jumbo loans are considered non-conforming mortgage loans because they have a principal loan amount in excess of the loan limits set by Fannie Mae and Freddie Mac (currently $322,700 for single-family, one-unit mortgage loans in the continental United States). We offer jumbo loans with creative financing features, such as the pledging of security portfolios.

Alternate "A" Loans. From a credit risk standpoint, alternate "A" loan borrowers present a risk profile comparable to that of conforming loan borrowers, but entail special underwriting considerations, such as a higher loan to value ratio or limited income verification.

Home Equity and Second Mortgage Loans. These loans are generally secured by second liens on the related property. Home equity mortgage loans can take the form of a home equity line of credit, which generally bears an adjustable interest rate, while second mortgage loans are closed- end loans with fixed interest rates. Both types of loans are designed for borrowers with high credit-quality profiles. Many of the home equity and second mortgage loans we make are closed in conjunction with a first mortgage. By taking a first and second mortgage to purchase a home, a customer can avoid paying mortgage insurance and may be able to qualify for a conforming loan as opposed to a jumbo loan.

Non-Prime Mortgage Loans. The non-prime mortgage loan focuses on customers whose borrowing needs are not served by traditional financial institutions. Borrowers of non-prime mortgage loans may have impaired or limited credit profiles, high levels of debt service to income, or other factors that disqualify them for conforming loans. Offering this category of mortgage loans on a limited basis allows us to provide loan products to borrowers with a variety of differing credit profiles.

COMPETITION:

Competition in the mortgage banking industry is based on many factors, including convenience in obtaining a loan, customer service, marketing and distribution channels,  amount and term of the loan and  interest  rates.  A large  number of mortgage companies transact business through retail offices and other traditional channels. Our competitors include other mortgage bankers and brokers, state and national commercial banks, savings and loan associations, credit unions, insurance companies and other finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do.

No single lender or group of lenders has, on a national level, achieved a dominant share of the market with respect to loan originations for first mortgages. We believe that our product offerings, competitive pricing, advanced technology and business strategies enable us to compete effectively with these entities.

Mortgage banking on the Internet is highly competitive. A large number of banks, non-bank mortgage lenders, and mortgage brokers offer mortgage loans. Many of these competing mortgage originators share a business strategy and capability similar to ours and many of them are larger than us, with substantially more capital, and greater marketing and technical resources than we have. We do not currently have an Internet based mortgage product although we plan to buy/develop such a business site when we raise funds through this offering.

THE INDUSTRY:

The mortgage banking industry is the largest consumer debt-related sector in the United States. This industry involves primarily two businesses: origination and servicing. In 2000, the Mortgage Bankers Association of America (the "MBA") estimated that the mortgage loan origination volume in the United States was $1.0 trillion, compared to approximately $600 billion in 1995, a compounded annual growth rate of 13.3%.

According to an April 2003 Mortgage Bankers Association of America Mortgage Finance Forecast, total mortgage originations in 2001 for 1 to 4 family dwellings were $2.1 trillion with refinance  mortgages  representing 57% of this
amount.  In  2002,  mortgage   originations   totaled  $2.5  trillion  with  59%
represented by refinance mortgages. The MBA projects total mortgage originations for  2003 to be $2.6  trillion  with 60%  represented  by  refinance  mortgages.
Consequently, we believe the residential mortgage market remains robust.

Growth Objectives

We seek to grow our business through strategic marketing and building an Internet business by offering loan applications on the Internet. The following table highlights these events with a timeline for completion and associated costs:



BUSINESS             WEBSITE              PURCHASE           HIRING OF           CREATE STRATEGIC
ACTIVITY             DEVELOPMENT FOR      SOFTWARE           PERSONNEL           ALLIANCES WITH HOME
                     ON-LINE              SPECIFIC TO                            BUILDERS AND
                     MORTGAGE             MORTGAGE                               REALTORS
                     APPLICATIONS         INDUSTRY
-------------------  -------------------  -----------------  ------------------  --------------------

STEP 1               Secure offering      Secure             Secure offering     Secure Registration
                     proceeds             offering           proceeds            effectiveness
                                          proceeds
-------------------  -------------------  -----------------  ------------------  --------------------
ANTICIPATED          90 days after        90 days after      90 days after       90 days after
COMPLETION           Registration         Registration       Registration        Registration
                     effectiveness        effectiveness      effectiveness       effectiveness
-------------------  -------------------  -----------------  ------------------  --------------------
STEP 2               Contract for         Identify           Identify and        Identify alliance
                     website              software           interview           partners
                     development          necessary          applicants
-------------------  -------------------  -----------------  ------------------  --------------------
ANTICIPATED          30 days after        30 days after      60 days after       30 days after
COMPLETION           receipt of           receipt of         receipt of          Registration
                     offering             offering           offering            effectiveness
                     proceeds             proceeds           proceeds
-------------------  -------------------  -----------------  ------------------  --------------------
STEP 3               Finalize             Purchase and       On-going            Enter in to alliance
                     completed on-        implement          process of          partnerships
                     line application     software           hiring personnel
                     website
-------------------  -------------------  -----------------  ------------------  --------------------
ANTICIPATED          90 days after        45 days after      On-going            90 days after
COMPLETION           receipt of           receipt of                             Registration
                     software             offering                               effectiveness
                                    proceeds
-------------------  -------------------  -----------------  ------------------  --------------------
UNDER                $10,000              $5,000             $18,000             $5,000
MINIMUM
OFFERING
PROCEEDS
-------------------  -------------------  -----------------  ------------------  --------------------
UNDER                $50,000              $30,000            $293,000            $30,000
MAXIMUM
OFFERING
PROCEEDS
-------------------  -------------------  -----------------  ------------------  --------------------



The amounts shown above represent the amount of our offering proceeds that we have allocated for these activities. Actual amounts may vary according to the what is available at the time we implement the steps. However at this time:
Development of our website: we have talked to a number of companies that design websites for mortgage companies and based upon those conversations, a basic website that will allow us to offer online mortgage applications will cost approximately $10,000. In addition to a basic website, more interactive sites with streaming financial and mortgage news can be developed for a range of $40,000 to $50,000. This would be a turn key website, excluding our processing software-see next section.
Software: we know we can purchase software generic to the mortgage industry that will computerize many aspects of the loan processing. There are different makers of this type of software which can be purchased for $3,000 on up. The types of software we like is in the $7,000 to $8,000 range which we anticipate we will buy with the offering proceeds, with another $2,000 to $3,000 to install on our computers, set up the networking with our processors, train our people on it, and make it fully functional in conjunction with our website.
Personnel: We will hire salespersons to generate loans. We will pay these salespersons a draw of $2,000 for three months, at which time they will be compensated by commission only. If the minimum offering is raised, we will not need any additional support staff, therefore the whole $18,000 will be allocated to hire three new salespersons. If the maximum offering is raised, we will have to hire additional support staff to supervise the salespersons and process the loans. As part of this, we will hire a Sales Team Leader for every fifteen salespersons we hire and a loan processor for every five salespersons. Thus, we expect that we will hire, on an incremental basis, 49 salespersons, three Sales Team Leaders and ten loan processors. These people will be compensated with a salary out of the revenues created by the loan closings since they will be added incrementally after the initial phase of salespersons are productive.
Creating strategic alliances: strategic alliances are those relationships that we build with other parties that can help both of us increase our business. If we raise the minimum offering, we will join builder and realtor industry groups, associations which will cost a few hundred dollars each, so that we could join between ten and twenty such groups. If the maximum offering is raised, we would participate in builder and realtor trade shows and develop specific marketing tools. One of the marketing ideas, is a "Quickie Desk", where we will assign a person whose primary responsibility will be to give quick answers on qualification, approvals and schedule quick loan closings for our preferred customers, of which builders and realtors belong. Participating in trade shows can cost as much as $5,000 per show because of the show fee, travel and accomodation for the show. Developing a "Quickie Desk" will entail joining certain credit and information services which cost $1,000 and up, as well as usage fees. Thus, we have allocated $30,000 for these if the maximum amount is raised in this offering.

Internet. We believe the Internet will continue to grow as a medium where consumers will obtain mortgage loans. Depending on the funds raised in this offering, we intend to establish our Internet mortgage origination volume through a company Web site. We believe, with the advent of on-line and e-commerce technologies, loan originations can be made electronically, resulting in cost and time savings to consumers and the mortgage brokers who assist those customers. Although the on-line mortgage industry is still relatively new, it is expected to grow rapidly. According to Forrester Research the market for on-line mortgage originations is expected to grow from an estimated $18 billion in 1999 to over $91 billion in 2003, representing an increase in on-line mortgage originations from 1.4% of the existing market in 1999 to 10% of the projected market in 2003.

Operating Strategies

We focus on the following elements in operating our business:

Lending to Home buyers. We focus on making loans to home buyers, rather than to homeowners seeking to refinance their mortgages. We believe this makes our business less susceptible to interest rate increases because in a rising interest rate environment home purchase volume tends to be more stable than mortgage refinancing volume. Mortgage refinancing volume tends to decrease dramatically in response to rising interest rates. While the expansion of the refinancing market has been incrementally additive to our recent growth, it has not been, nor is it expected to be, a major component of either our ongoing business strategy or our expected continued growth. To date, refinancing has accounted for approximately 40% of our loan volume versus 60% for home purchases.

Offering a Broad Product Line. We offer a broad product line that includes most types of mortgage products. Our product line enables us to leverage our marketing efforts by selling to more of the potential customers our marketing efforts reach. It also enables us to better serve the customers of the realtors, home builders and Web sites that refer business to us.

Using the Internet to Market our Products. Depending on the funds raised in this offering, we seek to provide consumers the ability to apply on-line through a Web site we will develop. Our Web site will enable customers to gain information about interest rates, file applications, lock-in interest rates, check the status of applications in process, access analytical tools, have desired rates tracked electronically, access home buyer services, obtain free school reports, obtain consumer credit reports and learn about the home buying process.

Underwriting Loans to the Standards of Loan Buyers who Purchase our Loans. Our underwriting process is designed to ensure that each loan we originate is in a standardized form and can be sold to a third-party buyer by conforming the loan to the underwriting and credit standards of that buyer. Whenever possible, we use "artificial intelligence" underwriting systems, including Fannie Mae's Desktop Underwriter(R) and Freddie Mac's Loan Prospector(R), to ensure consistency with our buyers' predetermined standards. These systems interface with our computer software which is standard systems created specifically for the mortgage banking industry and is readily available to any mortgage company. In addition, we have a series of internal and external quality control procedures in place to ensure compliance with our underwriting standards.

Cross Selling and One-Stop Shopping. We have begun researching offering title insurance, abstract services and home equity lines of credit to our mortgage customers. We believe we can enhance the revenues we earn through the cross-selling of these and other products and services, and thereby leverage our origination network without significant additional capital investments.

Maintaining a Sales-Oriented Culture. Our loan originators are primarily compensated through commissions in order to encourage responsiveness to our customers. In addition, we foster a consultative sales strategy that emphasizes proactive and frequent customer assistance. Our loan originators actively guide customers through the loan application process, keeping customers informed about rate changes and market conditions.

Status  of  product  or  services  based  on  public  information  requiring  an
--------------------------------------------------------------------------------
investment or material assets of the issuer:
--------------------------------------------
As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Dependence on One or a Few Major Customers:
-------------------------------------------
We are not dependent on any one or a few major customers.

Need for Governmental Approval of Principal Products or Services:
-----------------------------------------------------------------
Our business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities and government sponsored enterprises, including without limitation HUD, the FHA, the VA, Fannie Mae, Freddie Mac and Ginnie Mae. These rules and regulations impose obligations and restrictions on our loan origination and credit activities, including without limitation the processing, underwriting, making, selling, securitizing and servicing of mortgage loans.

Our lending activities also are subject to various federal laws, including the Federal Truth-in- Lending Act and Regulation Z thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder and the Federal Debt Collection Practices Act, as well as other federal statutes and regulations affecting its activities. Our loan origination activities also are subject to the laws and regulations of each of the states in which we conduct our activities. We currently operate only in the State of Texas.

These laws, rules, regulations and guidelines limit mortgage loan amounts and the interest rates, finance charges and other fees we may assess, mandate extensive disclosure and notice to our customers, prohibit discrimination, impose qualification and licensing obligations on us, establish eligibility criteria for mortgage loans, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, and prohibit kickbacks and referral fees, among other things. These rules and requirements also impose certain reporting and net worth requirements on us. Net worth requirements are $25,000 USD and we are in compliance with this provision. Failure to comply with these requirements can lead to, among other things, loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

We are subject to audits by the regulators in the states where we operate. To date, the audits have not found any material violations. In addition, our customized computer software assists us in complying with government regulations by automatically selecting the requisite loan disclosure documents, calculating permissible fees and charges and assuring that products offered to a particular borrower meet the requirements of that borrower's state. Our legal compliance is reviewed as part of our quality control process, which is performed by an independent contractor with expertise in these matters.

Although we believe that we have systems and procedures in place to ensure compliance with these requirements and believe that we are currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations, that more restrictive laws, rules and regulations will not be adopted in the future, or that existing laws, rules and regulations or the mortgage loan documents with borrowers will not be interpreted in a different or more restrictive manner. The occurrence of any such event could make compliance substantially more difficult or expensive, restrict our ability to originate, purchase, sell or service mortgage loans, further limit or restrict the amount of interest and other fees and charges earned from mortgage loans that we originate, purchase or service, expose us to claims by borrowers and administrative enforcement actions, or otherwise materially and adversely affect our business, financial condition and results of operations.

Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our loans are made to borrowers for the purpose of purchasing a home, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by this type of governmental action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of mortgage loans we offer.

We also perform various mortgage-related operations on the Internet. The Internet, and the laws, rules and regulations related to it, are new and still evolving. As such, there exist many opportunities for our business operations on the Internet to be challenged or to become subject to legislation, any of which may materially and adversely affect our business, financial condition and results of operations.

Under the Gramm-Leach-Bliley Act (the "GLB Act"), federal banking regulators are required to adopt rules that will limit the ability of banks and other financial institutions to disclose non- public information about consumers to nonaffiliated third parties. These limitations will require disclosure of privacy policies to consumers and, in some circumstances, will allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The rules are effective November 13, 2000, but compliance was optional until July 1, 2001 when it became mandatory. The privacy provisions of the GLB Act will affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Furthermore, Federal law does not preempt state financial privacy laws that are stricter than the federal provisions. We may be required to amend our privacy policies and consumer disclosures to comply with the GLB Act and its implementing regulations. Additionally, pending legislation at the state and federal levels may further restrict our information gathering and disclosure practices.

Additional information:
-----------------------
We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.

                 MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS

         In the nine months ended September 30, 2003, our cash position increased from a zero balance at December 31, 2002 to $14,582 at September 30, 2003. This was due to our increase revenue and the reduction in some expenses. Commissions remained fairly steady, which are comprised of commissions paid on loans closed and of draws paid to salespersons. These will likely remain the highest percentage category that we have because we are in the process of building our business and putting all resources we can into promoting and growing it.
Consulting fees were $39,000 in 2002 and only $3,250 in the nine months ended September 30, 2003. The large amount paid in 2002 was for a consultant to come in and reconfigure our systems and processes and advise us of ways to streamline and run our business more effectively. In 2003, there were $3,250 of consulting paid for advice concerning raising additional funds to expand our business. We do not expect consulting fees to be significant in the future. In addition, our advances against commissions decreased slightly over the same period from $27,551 to $26,531. Advances are funds that we advanced against commissions for loans that were in process and ready to close. Instead of paying commissions early or before a loan actually closes, we will book those payments as advances, and then charge them to commissions when the loan closes. These amounts are reflected on the balance sheet as 'Advances' and are moved to commissions on the statement of operations after the loan closes and we make our money to properly match revenue and expenses. In addition, we have paid draws to date of $6,000 which are payments to salespersons who will convert to a commission only basis after three months of draws. These amounts are expensed as commissions immediately since these amounts will not be offset by commissions earned.

         Our revenue for the first nine months of 2003 was $167,685, which was up $3,372 over the same period from the prior year. Our revenue decreased $12,407 for the same period due to income tax expense and additional promotion costs. However, for the three months ended September 30, 2003, our net income was $11,705 versus a loss of $5,908 for the same period in 2002.


Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds from our offering:

Amount Raised

                                                    $60,000        $500,000
                                                     Minimum        Maximum
--------------------------------------------------------------------------------
Development of website                              $10,000          50,000
Office equipment                                      4,000          46,000
Internet security                                      -0-           27,000
Salaries for salespersons                            18,000         293,000
Expenses in adding new products/services              5,000          30,000
General corporate overhead                            6,231          20,231
--------------------------------------------------------------------------------
Proceeds to company                                 $43,231         466,231


Generating Sufficient Revenue:
------------------------------

The Company plans to generate sufficient revenue by leveraging its existing customer base, expanding and developing its product line, and increasing market penetration.

Financing Needs:
----------------

Our cash flows since inception have been volatile, as we commit as much cash as we can to grow, and then have to struggle a little bit to allow our business to catch up with our expenditures. At the end of 2001, we had no cash since we were using everything we had to fund our operation. At the end of 2002, we had zero cash, again due to our pushing to grow rapidly and using all we could generate to fund our operations. At September 2003, our cash position had improved to the point where we had a positive cash position of $14,582, due again to the fact that the sales and marketing expenses were showing signs of paying off in the form of revenue.

As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. Since we are an operating company with a positive cash flow, the variable factor as to how fast the Company believes it can grow is dependent on the initial amount of capital raised and the success of our growth plans. However, as we experience growth we anticipate our capital requirements could outstrip our cash flows until such time our revenue stream catches up and offsets our start up costs. This would be due to the money required to invest in draws for salespersons, web site development, office equipment, security requirements, salaries, and general overhead. A negative cash position could result from paying draws to salespersons which should result in increased revenue in the subsequent quarters since there is a lead time from when they start to develop contacts with realtors and others who will refer business to us and the time that loans start closing. This should not affect us in the short term as we have credit with the few suppliers we use and because the salespeople know that their draws will only be for three months, at which time they will have to support themselves with their commissions. Our suppliers are the credit agencies, appraisers and inspectors that we customarily use, all on normal business terms without written contracts. Although we are in a positive cash position as of September 30, 2003, we could easily be in a negative cash flow position which will be underwritten by the proceeds from this offering. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.

o On-going cash requirements will consist of compensation for salespersons, utilities, and normal corporate overhead requirements
o Compensation for salespersons, the largest of the costs, is on a draw and then commission basis; draws are paid out of the company funds and commissions are paid out of our fees upon closing of loans. Draws are paid to salespersons for three months and then they are paid commission only; they do not get both a draw and commission in the same month. As mentioned previously, salespeople are subcontractors and not employees. Salaries for administrative staff will be paid only as growth and cash flow allow. Salary draws are defined as money paid paid to a salesperson in lieu of commission which then cease at the end of three months at which time a salesperson is expected to be self-sufficient through commission earnings. The draw is not an advance on commission and is not in addition to commission.
o As there are no carrying costs due to the fact no inventory is carried in stock, the Company essentially operates on a "margin" basis. Consequently, as no product will ever be sold at a loss (all prices are over the negotiated from vendor cost), every sale contributes to on-going cash flow.

As presented, the net proceeds total $43,231 if the minimum offering amount is raised. If the minimum offering amount is raised, we believe it can institute its growth objectives. If the maximum is raised, with net proceeds of $466,231, we believe that this would give us the ability, not only to institute these growth objectives, but to institute them simultaneously to effect the greatest income growth.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located at 1529 E. Interstate 30, Suite 104, Garland, Texas 75243 on a month to month sublease for $400 per month.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

--------------------------------------------------------------------------------
           Name                    Age         Position
           E. Lee Murdock          53          President; Secretary and Director

Background of Directors and Executive Officers:

E. Lee Murdock. Mr. Murdock, a 53 year old native Texan, formed the company and at this time is its only officer and director. He served in the U.S. Army from 1969 to 1971 and from 1971 to 1974 he attended the Devry Institute of Technology, where he earned a Bachelors Degree in Electronics Engineering Technology. From 1975 to 1988, he worked in computer and service positions until 1988 when he co-founded Golden Eagle Filtration Systems which was he sold in 1995. From 1997 to the present time, he has been the General Manager of Fresh Air, a commercial and residential environmental service company, as well as starting and developing Heritage Management, Inc. Mr. Murdock's duties at Fresh Air include the assigning and scheduling of work to be done on residential homes. This does not occupy all his time. Fresh Air is not and has never been affiliated with Heritage Management, Inc. or its predecessor, Fresh Air.com, Inc.

         Initially, Mr. Murdock will split his time, approximately 20 hours each week to each, between the activities of the company and his activities as general manager of the environmental service company. In addition, the company's activities need very little time since most steps in the business of the company are handled by commissioned people or are automated. Mr. Murdock will devote more and more time to the activities of the company as time goes on since he can delegate many of his responsibilities at the environmental service company. Mr. Murdock is prepared to devote himself full time to the success of the company.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 2,940,000 shares of common stock he received for services on June 12, 2000 and has no employment contract with the company.

     Name of Person         Capacity in which he served         Aggregate
Receiving compensation         to receive remuneration         remuneration
--------------------------------------------------------------------------------
     E. Lee Murdock         President, Secretary               2,940,000 shares
                                 and Treasurer                 of common stock

         Mr. Murdock received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In June 2000, the president of the company received 3,000,000 shares of common stock which we issued to him for $12,500, composed of $250 cash and $12,250 of his services.

         In December 2000, we entered into an agreement with Designer Art, LLC to develop and link a website for which we issued the company a total of 50,000 shares valued at $0.25 per share for a total of $12,500. Designer Art, LLC is not a party related to the issuer.

         In June 2001, we issued 300,000 shares to Edie Kamps in exchange for the $25,000 capitalization of our wholly owned subsidiary, Heritage Funding Corporation, valued at $0.08333 per share. Edie Kamps is not a party related to the issuer. This transaction was done in two steps. First we formed Heritage Funding Corporation and then it was funded with $25,000, for which we issued the 300,000 shares. At the time of the $25,000 funding, Heritage Funding Corporation had no assets or liabilities. The $0.08333 value per share was an arbitrary, negotiated price.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.



               The remainder of this page intentionally left blank




                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially,  directly or indirectly, more than 10% of the outstanding  common stock, and all officers and directors of the company:
                             Name and Address              Amount owned
     Title                        of Owner                 before offering     Percent
-----------------------------------------------------------------------------------------

President, Secretary         E. Lee Murdock                     3,000,000          89.55%
   And Director              750 I-30 East, Suite 170
                             Rockwall, Texas 75087
                                                               ----------          ------

Total                                                           3,000,000          89.55%

After offering:    Minimum                                      3,000,000          83.56%
--------------
                   Maximum                                      3,000,000          56.07%


                               SIGNIFICANT PARTIES

         The following table lists the significant parties of the issuer:

Relationship                 Name and
to Issuer                    business address                   Residential address
-------------------------------------------------------------------------------------

Officer                      E. Lee Murdock
and Director                 1529 E. Interstate 30              1944 Lakesore
                             Suite 104                          Rockwall, Texas 75087
                             Garland, Texas 75243

Record owner of              E. Lee Murdock
5% (or more) owner           1529 E. Interstate 30              1944 Lakeshore
of equity securities         Suite 104                          Rockwall, Texas 75087
                             Garland, Texas 75243

Beneficial owner of          E. Lee Murdock
5% (or more) owner           1529 E. Interstate 30              1944 Lakeshore
of equity securities         Suite 104                          Rockwall, Texas 75087
                             Garland, Texas 75243

Counsel to Issuer            R. Bradley Lamberth
                             Lamberth & Stewart, P.L.L.C.       1839 S. FM 740
                             2840 Lincoln Plaza                 Forney, Texas 75126
                             500 North Akard
                             Dallas, Texas 75201

                            SECURITIES BEING OFFERED


         We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 240,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of December 26, 2003, we had 3,350,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Malone & Bailey, PLLC as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Lamberth & Stewart, PLLC, 2840 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas 75201.

                                     EXPERTS

         The financial statements as of December 31, 2002, and for the twelve months ended December 31, 2002 of the company included in this prospectus have been audited by Malone & Bailey, PLLC, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

         The financial statements as of September 30, 2003, and for the three and nine months ended September 30, 2003 of the company included in this prospectus have not been audited.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

                The  following  table  sets  forth  our   capitalization  as  of
September 30, 2003. Our capitalization is presented on:

o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (240,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (2,000,000) we plan to sell in this offering.
                                                         After          After
                                          Actual        Minimum        Maximum
                                    Sept 30, 2003       Offering       Offering
                                    -------------       --------       --------

Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;               3,350          3,590         5,350
Additional Paid In Capital                 46,650         89,641        510,881
Retained earnings                          12,972         12,972         12,972
Total Stockholders' Equity                 62,972        106,203        529,203

Total Capitalization                       62,972        106,203        529,203

Number of shares outstanding             3,350,000     3,590,000      5,350,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Heritage Management, Inc.
  Rockwall, Texas

We  have  audited  the  accompanying  consolidated  balance  sheet  of  Heritage
Management,  Inc.  as  of  December  31,  2002,  and  the  related  consolidated statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heritage Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Malone & Bailey, PLLC
-------------------------
Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com

June 30, 2003





                            HERITAGE MANAGEMENT, INC.
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2002

                                     ASSETS

Current assets:
  Note receivable                                                            $        11,121
  Advances                                                                            27,551
                                                                             ---------------
    Total current assets                                                              38,672

Property and equipment, net                                                            1,576

Mortgage note receivable                                                              14,000

                                                                             $        54,248

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                                      $        14,316
                                                                             ---------------
    Total current liabilities                                                         14,316

Commitments

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 25,000,000 shares authorized,
    3,350,000 shares issued and outstanding                                            3,350
Additional paid in capital                                                            46,650
Accumulated deficit                                                                  (10,068)
                                                                             ---------------
  Total Stockholders' Equity                                                          39,932
                                                                             ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $        54,248
                                                                             ===============


                See accompanying summary of accounting policies
                       and notes to financial statements.



                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years ended December 31, 2002 and 2001

                                                            2002                   2001
                                                     -------------------    -------------------

Revenue                                              $          219,163     $            6,884

Operating expenses:
  Consulting                                                     39,000                      -
  Commissions                                                   142,689                      -
  Processing expense                                             22,750                      -
  Office and equipment rent                                           -                      -
  Other general and administrative                               12,634                  7,614
                                                     ------------------     ------------------
                                                                217,073                  7,614
                                                     ------------------     ------------------

Income (loss) from operations                                     2,090                   (730)

Other income
  Interest income                                                 1,000                    238
  Other expense                                                    (395)                  (411)
  Gain on sale of asset                                               -                  1,319
                                                     ------------------     ------------------
                                                                    605                  1,146
                                                     ------------------     ------------------

Net income                                           $            2,695     $              416
                                                     ==================     ==================

Net income per share:
  Basic and diluted                                  $          0.00        $             0.00
                                                     =================      ==================

Weighted average shares outstanding:
  Basic and diluted                                           3,350,000              3,350,000
                                                     ==================     ==================




                See accompanying summary of accounting policies
                       and notes to financial statements.



                            HERITAGE MANAGEMENT, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                          Years ended December 31, 2002



                                           Common stock                     Additional
                                         -------------------------------     paid in           Accumulated
                                             Shares           Amount         capital            deficit            Total
                                         ---------------    ------------   --------------    ---------------   --------------

Balance,
  December 31, 2000                            3,050,000   $       3,050   $       21,950    $       (13,179)  $       11,821


Common stock issued from the
  sale of common stock                           132,000             132           10,868                  -           11,000


Common stock issued for a
  mortgage note receivable                       168,000             168           13,832                  -           14,000


Net income                                             -               -                -                416              416
                                         ---------------    ------------   --------------    ---------------   --------------
Balance,
  December 31, 2001                            3,350,000           3,350           46,650            (12,763)          37,237

Net income                                             -               -                -              2,695            2,695
                                         ---------------    ------------   --------------    ---------------   --------------

Balance,
  December 31, 2002                            3,350,000    $      3,350   $       46,650    $       (10,068)  $       39,932
                                         ===============    ============   ==============    ===============   ==============










                See accompanying summary of accounting policies
                       and notes to financial statements.



                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2002 and 2001

                                                                                      2002                  2001
                                                                                ------------------    -----------------

Cash flows from operating activities:
  Net income                                                                    $           2,695     $           416
  Adjustments to reconcile net loss to cash
  used in operating activities:
    Depreciation                                                                            1,146               1,958
    Gain on sale of asset                                                                       -               1,319
Changes in assets and liabilities:
  Note receivable                                                                          (1,000)            (10,121)
  Advances                                                                                (16,401)            (11,150)
  Accounts payable and accrued expenses                                                    13,165                 345
  Federal income tax payable                                                                  395                 411
                                                                                -----------------     ---------------

Net cash used in operating activities                                                           -             (16,822)
                                                                                -----------------     ---------------

Cash flows from investing activities:
  Capital expenditures                                                                          -              (2,858)
  Proceeds from sale of asset                                                                   -               8,680
                                                                                -----------------     ---------------

Net cash provided by investing activities                                                       -               5,822
                                                                                -----------------     ---------------

Cash flows from financing activities:
  Proceeds from sale of common stock, net                                                       -              11,000
                                                                                -----------------     ---------------

Net cash provided by financing activities                                                       -              11,000
                                                                                -----------------     ---------------

Net increase (decrease) in cash                                                                 -                   -
Cash, beginning of period                                                                       -                   -
                                                                                -----------------     ---------------
Cash, end of period                                                             $               -     $             -
                                                                                =================     ===============

Supplemental information:
  Income taxes paid                                                             $               -     $             -
  Interest paid                                                                 $               -     $             -

Non-cash Transactions:
  Common stock for mortgage note receivable                                     $               -     $        14,000





                See accompanying summary of accounting policies
                       and notes to financial statements.

                            HERITAGE MANAGEMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business. On June 12, 2000 Heritage Management, Inc. ("Heritage") was incorporated under the laws of the State of Nevada, is engaged in assisting residential borrowers in obtaining mortgage loans in the state of Texas.

Principles of Consolidation

The December 31, 2002 consolidated financial statements include the accounts of Heritage's wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid financial instruments with purchased maturities of three months or less.

Revenue Recognition

Heritage recognizes revenue when persuasive evidence of an arrangement exists, delivery or services have occurred, the sales price is fixed or determinable and collectibility is probable.

Revenues earned from services, which primarily include the origination of residential mortgage loans, are recognized as the loans are closed.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expenses for 2002 and 2001 were $8,220 and $0, respectively.

Long-lived Assets

Long-lived assets are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which is between three to ten years.

Where an impairment of a property's value is determined to be other than temporary, an allowance for the estimated potential loss is established to record the property at its net realizable value.

When items of land, building or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

         Property and equipment is stated at cost and consists of the following:

                      Computer equipment                     $  2,458
                      Office equipment                            400
                                                             --------
                                                             $  2,858
                      Less:  accumulated depreciation         ( 1,282)
                                                             ---------
                      Total                                  $  1,576

Commissions

Commissions are those costs paid to the salespersons for soliciting the loans and the costs paid for processing the loans. The payments made for processing are expensed when incurred since the costs are nor dependent on the loan closing. Commissions are expensed when earned, and amounts advanced that are not earned are reflected on the financial statements in the current asset section as advances. None of these amounts were paid to related parties.

Basic Income per Share

Basic income per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Heritage   does  not  expect  the   adoption  of  recently   issued   accounting
pronouncements to have a significant impact on the Heritage's results of operations, financial position or cash flow.

NOTE 2 - NOTE RECEIVABLE

Heritage has a $10,000 unsecured note receivable with an Internet company, due November 16, 2003 and bearing interest at 10%.

NOTE 3 - ADVANCES

Heritage has advances due from a mortgage broker that are due upon request.

NOTE 4 - MORTGAGE NOTE RECEIVABLE

Heritage has a $14,000 mortgage note receivable with an individual, secured by a second lien on real estate, due June 1, 2031, bearing interest at a rate of 10%.

NOTE 5 - INCOME TAXES

Heritage has not yet realized income as of the date of this report, and no provision for income taxes has been made. At December 31, 2002 a deferred tax asset has not been recorded due to Heritage's limited history to provide income to use the net operating loss carryover of $9,000 that expires in years 2020 through 2022.

NOTE 6 - STOCKHOLDERS' EQUITY

Common Stock:

Heritage is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. Heritage has not paid a dividend to its shareholders.

Heritage issued 3,000,000 shares of common stock at inception to its founder for $250 in cash and $12,250 in services.

In June 2001, Heritage issued 300,000 shares of common stock for a mortgage note receivable of $14,000 and cash of $11,000.

In December 2000, Heritage issued 50,000 shares of common stock for a web site for $12,500 or $0.25 per share.


NOTE 7 - COMMITMENTS

Heritage leases its office under a month to month agreement. The lease provides for monthly payments of rent of $150.

Rent expense was $1,800 for the years ending December 31, 2002 and 2001, respectively.

                            HERITAGE MANAGEMENT, INC.

                        1529 E. Interstate 30, Suite 104
                              Garland, Texas 75243
                                 (972) 303-0905




November 3, 2003



U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549



Dear Sir:

         The accompanying financial statements as of September 30, 2003 and for the nine months ended September 30, 2003 have been prepared in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


Sincerely,


/s/  E. Lee Murdock
-------------------
E. Lee Murdock



                            HERITAGE MANAGEMENT, INC.
                           CONSOLIDATED BALANCE SHEET
                               September 30, 2003
                                   (Unaudited)

                                     ASSETS

Current assets:
  Cash                                                                       $        14,582
  Note receivable                                                                     10,000
  Interest receivable                                                                  1,877
  Advances                                                                            26,531
                                                                             ---------------
    Total current assets                                                              52,990

Property and equipment, net                                                           28,750

Mortgage note receivable                                                              14,000

                                                                             $        95,740

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                           $         6,759
  Accrued expenses                                                                    10,053
  Current maturities of note payable                                                   3,092
                                                                             ---------------
    Total current liabilities                                                         19,904
                                                                             ---------------

Note payable                                                                          12,864

Commitments

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 25,000,000 shares authorized,
    3,350,000 shares issued and outstanding                                            3,350
Additional paid in capital                                                            46,650
Retained earnings                                                                     12,972
                                                                             ---------------
  Total Stockholders' Equity                                                          62,972
                                                                             ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $        95,740
                                                                             ===============



                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 Three and Nine Months Ended September 30, 2003
                                   (Unaudited)

                                                        Three Months Ended                        Nine Months Ended
                                                           September 30,                            September 30,
                                                ------------------------------------    --------------------------------------
                                                     2003                2002                 2003                 2002
                                                ----------------    ----------------    -----------------    -----------------
Revenue                                         $        57,737     $        58,540     $       167,685      $       164,313

Operating expenses:
  Consulting                                                  -                   -               3,250                    -
  Commissions                                            35,982              42,783             105,684              105,485
  Other general and administrative                        5,931              10,101              29,542               24,128
                                                ---------------     ---------------     ---------------      ---------------
                                                         41,913              52,884             138,476              129,613
                                                ---------------     ---------------     ---------------      ---------------

Income (loss) from operations                            15,824              (5,656)             29,209               34,700

Other income
  Interest income                                           252                 252                 756                  748
  Interest expense                                         (829)                  -                (829)                   -
                                                ---------------     ---------------     ---------------      ---------------
                                                           (577)                252                 (73)                 748
                                                ----------------    ---------------     ---------------      ---------------

Net income (loss) before provision
  for income tax                                         15,247              (5,908)             29,136               35,448

Provision (benefit) for income tax                       (3,542)                  -              (6,095)                   -
                                                ----------------    ---------------     ---------------      ---------------

Net income (loss)                               $        11,705     $        (5,908)    $        23,041      $        35,448
                                                ===============     ===============     ===============      ===============

Net income per share:
  Basic and diluted                              $         0.00     $          0.00    $           0.01      $            0.01
                                                 ==============     ===============    ================      =================

Weighted average shares outstanding:
  Basic and diluted                                   3,350,000           3,350,000           3,350,000            3,350,000
                                                ===============     ===============    ================      ===============



                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      Nine Months Ended September 30, 2003
                                   (Unaudited)

                                                                    2003                  2002
                                                             ------------------    -----------------

Cash flows from operating activities:
  Net income                                                 $          23,041     $        35,448
  Adjustments to reconcile net loss to cash
  used in operating activities:
    Depreciation                                                         3,700                 853
Changes in assets and liabilities:
  Note receivable                                                         (756)               (748)
  Advances                                                               1,020             (34,942)
  Accounts payable and accrued expenses                                  2,496                 (12)
                                                             ------------------    ----------------

Net cash provided by operating activities                               29,501               3,507
                                                             -----------------     ---------------

Cash flows from investing activities:
  Capital expenditures                                                 (30,875)                  -
                                                             -----------------     ---------------

Cash flows from financing activities:
  Payments on note payable                                                (503)                  -
  Proceeds from note payable                                            16,459                   -
                                                             -----------------     ---------------

Net cash provided by financing activities                               15,956                   -
                                                             -----------------     ---------------

Net increase in cash                                                         -               3,507
Cash, beginning of period                                                    -                   -
                                                             -----------------     ---------------
Cash, end of period                                          $          14,582     $         3,507
                                                             =================     ===============

                            HERITAGE MANAGEMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Presentation

The balance sheet of the Company as of September 30, 2003, the related statements of operations for the three and nine months ended September 30, 2003 and 2002 and the statements of cash flows for the nine months ended September 30, 2003 and 2002 included in the financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying condensed financial statements include all adjustments (consisting of normal, recurring adjustments) necessary to summarize fairly the Company's financial position and results of operations. The results of operations for the three and nine months ended September 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. The information included herein should be read in conjunction with Management's Discussion and Analysis and Financial Statements and notes thereto included in the Company's audited financial statements at December 31, 2002 included in its Form SB-1 filing with the U.S. Securities & Exchange Commission.


Note 2: Note Payable

Heritage has a note payable to a financial institution secured by a truck, bearing interest at 4.34%, due in monthly payments of $310 maturing March 2008.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Summary Financial Data                                                       3
Risk Factors                                                                 4
Forward Looking Statements                                                   6
Dilution                                                                     6
Plan of Distribution                                                         8
Use of Proceeds                                                              9
Description of Business                                                      11
Management's Discussion and Plan of Operations                               20
Description of Property                                                      22
Director's, Executive Officers and Significant Employees                     23
Remuneration of Officers and Directors                                       23
Interest of Management and Others in Certain Transactions                    24
Principal Shareholders                                                       25
Significant Parties                                                          25
Securities Being Offered                                                     26
Relationship with Issuer of Experts Named in Registration Statement          26
Legal Proceedings                                                            26
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            26
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          26
Legal Matters                                                                27
Experts                                                                      27
Dividend Policy                                                              28
Capitalization                                                               28
Transfer Agent                                                               29
Financial Statements                                                         F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                      Minimum         Maximum
                                                     ------------------------
        SEC Registration Fee                         $   269          $   269
        Printing and Engraving Expenses                2,000            5,000
        Legal Fees and Expenses                        5,000           19,000
        Edgar Fees                                     1,800            1,800
        Accounting Fees and Expenses                   2,500            2,500
        Blue Sky Fees and Expenses                     5,000            5,000
        Miscellaneous                                    200              200
                                                     -------          -------
                  TOTAL                              $16,769          $33,769

Item 3.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective

                                       1.1
amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

        The Company sold on June 12, 2000 to its founder 3,000,000 shares of common stock which was issued to him for $12,500, composed of $250 cash and $12,250 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $250 cash and $12,250 of services.


                                       1.2

        The Company issued 50,000 shares on December 10, 2000 to an unrelated company in consideration for building and developing a website for the company. This stock was valued at $12,500 or $0.50 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on December 10, 2000, the company developed the web site in exchange for 50,000 shares of common stock valued at $0.25 per share or a total of $12,500. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 300,000 shares on June 7, 2001 to an unrelated individual in consideration for funding our new subsidiary, Heritage Funding Corporation, with $25,000. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on June 7, 2001, the individual funded our subsidiary with $25,000 in exchange for 300,000 shares of common stock. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.







                                       1.3

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.                   Identification of Exhibit
   2.1*  -      Articles of Incorporation
   2.2*  -      Amended Articles of Incorporation
   3.3*  -      By Laws
   4.0*  -      Form of Subscription Agreement
  10.1   -      Consent of Malone & Bailey, PLLC
  10.2*  -      Consent of Lamberth & Stewart, PLLC, Attorneys at Law
  11.0*  -      Opinion of Lamberth & Stewart, PLLC, Attorneys at Law
  15.0*  -      Specimen Stock Certificate

*  Filed previously







                                       1.4

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Garland, State of Texas, on the date indicated below.

                                            Heritage Management, Inc.


                                            By: /s/  E. Lee Murdock
                                            ----------------------------------
                                                     E. Lee Murdock, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                     Title                           Date
--------------------------    ----------------------------    ------------------



By: /s/  E. Lee Murdock       President, Secretary,           December 29, 2003
-----------------------       Treasurer; Director
         E. Lee Murdock


By: /s/  E. Lee Murdock       Chief Financial Officer         December 29, 2003
-----------------------
         E. Lee Murdock

By: /s/  E. Lee Murdock       Principal Accounting Officer    December 29, 2003
-----------------------
         E. Lee Murdock







                                       1.5